# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: C3IS INC., CIK 0001951067
CUSIP: Y18284169
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 331 Kifissias Avenue Erithrea, Athens, Greece (J3), 14561
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002024451

## Reporting persons
- Pandora Consultants II SA: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 42,940; sole dispositive power 0; shared dispositive power 42,940; aggregate amount beneficially owned 42,940 (2.7% of the class)
  Comment: (1) Pandora Consultants II SA holds 42,940 of the reported shares. Mr. Nikolaos Vafias and his wife, Ms. Theano Vafias, control Pandora Consultants II SA and indirectly beneficially own the 42,940 shares held by Pandora Consultants II SA.
- Theano Vafias: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); sole voting power 0; shared voting power 42,940; sole dispositive power 0; shared dispositive power 42,940; aggregate amount beneficially owned 42,940 (2.7% of the class)
  Comment: (1) All reported shares are held by Pandora Consultants II SA. Ms. Theano Vafias and her husband, Mr. Nikolaos Vafias, control Pandora Consultants II SA and indirectly beneficially own the 42,940 shares held by Pandora Consultants II SA.
- Nikolaos Vafias: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); sole voting power 6; shared voting power 42,940; sole dispositive power 6; shared dispositive power 42,940; aggregate amount beneficially owned 42,946 (2.7% of the class)
  Comment: (1) All reported shares are held by Pandora Consultants II SA. Ms. Theano Vafias and her husband, Mr. Nikolaos Vafias, control Pandora Consultants II SA and indirectly beneficially own the 42,940 shares held by Pandora Consultants II SA.

## Item 1. Issuer
Name of issuer: C3IS INC.
Address of issuer's principal executive offices: 331 Kifissias Avenue Erithea 14561 Athens Greece

## Item 2. Person Filing
Name of person filing: This statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) between (i) Pandora Consultants II SA, a British Virgin Islands company, (ii) Nikolaos Vafias, an individual of Greek citizenship, and (iii) Theano Vafias, an individual of Greek citizenship (sometimes collectively referred to as the "Reporting Persons").
Address of principal business office or, if none, residence:
Pandora Consultants II SA:
Kingston Chambers,
P.O. BOX 173, Road Town,
Tortola, BRITISH VIRGIN ISLANDS

Nikolaos Vafias:
Menandrou Street, 12, Flat 502
1066 Nicosia, Cyprus

Theano Vafias:
Menandrou Street, 12, Flat 502
1066 Nicosia, Cyprus
Citizenship: See Item 2(a) above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information in Item 1 and Items 5 through 11 on the cover pages of this Schedule 13G is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Pandora Consultants II SA: /s/ Nikolaos Vafias, Nikolaos Vafias, Director (10/02/2025)
- Theano Vafias: /s/ Theano Vafias, Theano Vafias (10/02/2025)
- Nikolaos Vafias: /s/ Nikolaos Vafias, Nikolaos Vafias (10/02/2025)